MEDIVIE USA, INC.

11319 Maple Street

Los Alamitos, CA 90720

January 23, 2017

Via E-mail and Edgar Agent.

To: Pamela Long

Assistant Director

Office of Manufacturing and Construction

Attn: Craig Slivka

Department of Corporate Finance

Re:	Medivie USA Inc.

Offering Statement on Form 1-A/A No.1

Initially Filed August 3rd, 2016

File No. 1677885

Dear Ms. Long and Mr. Slivka:

We are submitting this letter on behalf of Medivie USA Inc. (the “Company” or “Registrant”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 30, 2016, relating to the Company`s Form 1-A initially filed with the Commission on August 3, 2016, (the “Form 1-A”), relating to the Company’s offering (the “Offering”) under Regulation A of the Securities Act of 1933, as amended (“Reg. A+). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

General

1.	Exhibits 2.1 and 3 were electronically filed in un-searchable formats. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), an Item 301 of Regulation S-T.

RESPONSE: All the Exhibits available in a Word Format have been attached as requested. Exhibits not in Word format have been created to comply with the requirements as per Section 5.1 of the EDGAR filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015) on Item 301 of Regulation S-T. We also are including additional Exhibits relating to a certain promissory note between Thunder Crowd Capital LLC and Medivie USA., Inc. attached as Exhibit 3.2. We provided in Word format the Mount Sinai Hospital Order independent Clinical Trials as Exhibit 6.4. In addition we attached the Jenelle Evans Endorsement Agreement as Exhibit 6.5. We attached the executed Escrow Agreement as Exhibit 8.1. , as well as the third party appraisal from Barzily as Exhibit 11.2; we also have attached the Toys “R” Us Agreement and its assignment as Exhibit 6.3; we attached as Exhibit 6.1*B-1 the “Investment Agreement” from Medivie U.K., and the patents and trademarks information as Exhibit 6.1*B-2.

2.	We note your disclosure that this offering will be conducted on a best-efforts basis. Please disclose here if there is a minimum size of the offering. Additionally, please disclose whether the funds placed in your escrow account will be immediately accessible to the company. See Item 1(e) of Part II of Form 1-A.

RESPONSE: The amended Offering Summary page 6, has been modified to emphasize the sentence “One can purchase single individual share at $5 per share.” thus, reflecting the minimum offering terms the issuer may accept as a whole. In addition it also specifically states that the minimum offering is $5.00 see page 1 of Part II- Offering Circular “…] our minimum offering is $5.00”. As per its Escrow Agreement attached to the Offering Statement as Exhibit 8.1, the Company may close as the funds are accepted on an ongoing basis at its own discretion, after reviewing and ratifying and approving the signed subscription agreement, the closing tranches are called “rolling closings” see page 1. Note that all proceeds shall be disbursed out of Escrow as per the terms of the Escrow Agreement attached hereto as Exhibit 8.1 and at the Company’s discretion, those terms are all disclosed and reflected in the Offering Statement.

Offering Summary, page 6

3.	Please disclose here that the selling shareholders are selling 600,000 shares in this offering and that Medivie USA will be paying the potential placement agent fees for these shares.

RESPONSE: The resale shareholders terms are disclosed in the Offering Statement. The information is amended to reflect the ramification of the resale shareholders as well as the Placement Agent fee to be paid solely by the issuer, in the event the Company such uses Placement Agent and such Placement Agent raised the total amount sought through this Offering as per your comment see Page 20.

Risk Factors, page 9

Reliance on the Company’s strategic relationships…, page 15

4.	Please provide a paragraph describing the material aspects of this risk. See Item 3(b) of Part II of Form 1-A.

RESPONSE: As per your comment, Registrant regards the Agreement attached as Exhibit 6.3 as a strategic relationship with a major distribution group, and refers to it as its principal strategic relationship. Hence, the Toys “R” Us distribution agreement is referred to in page 24 and the Exhibit 6.3 is attached within the Offering Statement as per Item 3(b) of Part II of Form 1-A the agreement and its assignment to Medivie USA, Inc, are therefore provided as Exhibit 6.3 in an Edgar word version as per EDGAR Filer Manual (Volume II), in addition the exclusive transfer of all rights and terms of this agreement is also attached as it was conveyed to the exclusive perpetual ownership of Medivie USA, Inc. In addition, as per your comment we emphasized the risk associated with the Toys “R” Us agreement and warn the potential prospective investors not to base their investment on the basis of this Agreement on page 15.

Dilution, page 17

5.	Please explain to us the reasonable basis for the valuation of $121.4 million given the absence of revenue or significant assets, as well as the lack of a history or track record of profitable operations on which to base assumptions of performance. We also remind you that if you refer to experts in your offering statement, Item 17, paragraph 11(a)(2) requires a consent.

RESPONSE: The Company has attached the Expert Consent and Valuation and Opinion, see Exhibit 11.2. which is the sole reliable basis for the $121.4 million valuation. Our retained external expert at: Barzily Economic & Business Consulting (2008) LTD, telephone number: +972.50.520-3896, Email: avner_g@barzily.co.il is a known third party appraiser with vast international experience working with both private and public companies worldwide.

Barzily has based its assessment as described in its attached expert opinion (made available in searchable word format as per Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), an Item 301 of Regulation S-T), and based its evaluation of the Company on its patent and trademarks rights and marketability among other defining criteria. The Company does not pretend to have the expertise to assess any valuation and thus rely on third party experts to make such assessments. By disclosing the valuation and its analysis the Company allows everyone to read it and decide on their own as to its strength and value.

6.	Please revise your calculation of net tangible book value to use tangible book assets less liabilities as reported on your balance sheet rather than a projection. Based on our calculation it would appear that your net tangible book value prior to the offering as of March 31, 2016 is ($6,000) calculated by taking the tangible assets, which would exclude the deferred issuance costs, less the $6,000 of liabilities as of that date. Furthermore, it would appear that the total amount of proceeds that the Company is expecting to receive based on a maximum offering is $6,930,000 net of fees incurred based on your disclosure in the Use of Proceeds section on page 20. As such, based on our calculation we would expect the net tangible book value after the offering to be $6,694,000. This is calculated by subtracting the net tangible book value prior to the offering of ($6,000) from the $6,930,000 that would be received from the offering. Please update your disclosures accordingly or advise.

RESPONSE: The maximum gross capital proceeds that the company may achieve from the offering is $7,000,000. The company's estimated offering expenses are $500,000, therefore the net capital proceeds are $6,5000,000. Some of the estimated offering expenses have been paid or accumulated as of the balance sheet date (September 30, 2016) and are included in the deferred issuance costs. Some of the estimated offering expenses incurred during the period from October to date are not recorded yet in the attached balance sheet as of 30.09.2016.

The estimated offering expenses on the amount of $500,000 refer to all past and future issuance expenses. These issuance costs include amongst others marketing for the capital raising, legal and auditing fees associated with the offering. These do not include potential Placement Agent fees as described in the Offering.

The calculation you mentioned in your comments should include  (a).  issuance expenses that have been paid and recorded in the deferred issuance costs. (b). estimated future expenses.

7.	Please confirm the total amount of shares that are expected to be outstanding subsequent to the offering. Based on your disclosures in the offering circular, it would appear that prior to the offering there were 18,000,000 shares outstanding. It is anticipated that as part of the offering 2,000,000 shares will be sold to the public, of which 600,000 would be resold by existing selling shareholders. As such, it would appear that the amount of shares outstanding after the offering would be 19,400,000. Your disclosures in your table summarizing the differences in consideration, shares owned and ownership percentage between existing and new investors in your Dilution section appear to indicate that 20,000,000 shares will be outstanding subsequent to the offering. Please reconcile or advise. Please also ensure that the appropriate number of shares is included in your net tangible book value per share calculations before and after the offering as noted in our comment above.

RESPONSE: the comment is pertinent and the correction has been made through the Offering to reflect the outstanding and dilution. See graph attached.

	Outstanding Shares	Purchased/ Resale Shares in the Offering	Outstanding Shares after	Percent	Total Consideration $		Percent	Average Price Per
	Number	Number	Offering	%	Number		%	Share
Existing shareholders (1)	18,130,000	(600,000)	17,530,000	89.76	260,000	(3)	2.53	0.0144
New stocks issuance	-	2,000,000	2,000,000	10.24	10,000,000		97.47	5

Total (2)	18,130,000	1,4000,000	19,530,000	100	10,260,000		100

(1) Shares offered by existing Shareholders will be up to 600,000 Shares but in no case more than 30 percent of the Shares sold.

(2) In the event the Company uses the services of a placement agent in the Offering, the fee for such services will be up to 8% in cash and/or securities of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in securities, 160,000 Shares of common stock could be issued as payment to such placement agent, resulting in 1,560,000 total aggregate Shares outstanding, after giving effect to the Offering (assuming 600,000 Shares of common stock will be sold in the Offering by Existing Shareholders).

(3) Total Consideration for 18,000,000 shares.

Plan of Distribution and Selling Stockholders, page 18 as amended.

8.	Please disclose here the persons who have sole or shared investment power for Medivie U.K. and CrowdFondue Inc. We note the disclosure on page 30 that Joshua Rurka is the sole director of Medivie UK. See Instruction to Item 5(d) of Part II of Form 1-A.

RESPONSE: Joshua Rurka currently holds approx. 12.73% (17.48% on a fully diluted basis) of Medivie Therapeutic LTD (Israeli public company). In addition, Joshua Rurka is not a direct shareholder in Medivie UK or Medivie USA, but indirectly through his holding in Medivie Therapeutic LTD. Furthermore, all decisions relating to Medivie UK are dictated by Medivie Therapeutic LTD where Joshua Rurka makes decisions subject to the approval of the Board of directors and/or the shareholders assembly of Medivie Therapeutic LTD. In addition Crowdfondue.com is a mere agent for Medivie USA, INC and does not hold any interests in the Company, the site is a mere platform showcasing the terms of the offering and providing access to the subscription agreement and the terms of the offering, the platform is owned by Elana Barkats and is solely conducting a background check to vet the showcased presenting company and assist with logistic as mere agent of the Company. Crowdfondue was introduced by our counsel Sunny Barkats as a related party and mere facilitator. Crowdfondue does not own any shares of Medivie USA, Inc. It is not acting as the escrow agent nor holds interests in the Company. Crowdfondue is a mere facilitator directed by the Company it does not charge the Registrant any fees.

Description of Business, page 21

Executive Summary, page 21

9.	We note your disclosure here that you are seeking to raise “$10,000,000 for marketing and penetration” is inconsistent with your disclosure elsewhere that your maximum amount raised will be $6,700,000. Please revise.

RESPONSE: The Company has corrected its disclosure all over its Offering Statement as requested, in addition this amendment is reflecting the accurate net capital available for marketing and market penetration in the event the Company successfully raises its maximum sought. See among others page 21, under “Executive Summary”.

Market Share, page 25; Projections, page 26

10.	You have not provided a reasonable basis for the projections disclosed in these sections. Given that you do not currently have any market share, it is inappropriate at this time to project that you will have a 0.5% market share by the end of the year and a 7.2% share by 2020. Please remove these projections, as well as the related risk factor on page 12 and the disclosure in the first two paragraphs on page 28.

RESPONSE: We have complied with your request with regard to this expected assessment, and its basis, hence, we have removed the Risk Factor relative to our projections from page 12. We have removed Market Share from page 25 and 26 and we have removed the projection on page 12 and 28.

Plan of Operations, page 27

11.	Please discuss your plan of operations for the twelve months following the commencement of the offering. For example, please detail the steps you will need to take to begin marketing and selling your Laboraide product in the United States, See Item 9(c) of Part II of Form 1-A.

RESPONSE: We have amended the language under our plan of operation on page 27 to expressly describe the plan of operation and the fact that the Company will not need additional capital until it is profitable if the entire offering proceeds are raised pursuant to the Offering Statement as amended.

Financial Statements

12.	Please revise your filing to disclose the date you have selected as your fiscal year end.

RESPONSE: The Company has revised its filing to reflect a December 31, fiscal year and the filing is hereby reflect accordingly.

Exhibit 6.1

13.	Please amend this contract to include Exhibit B-1 (Patent License Agreement) and Exhibit B-2 (Master Purchase Order Agreement).

RESPONSE: We have attached in an Edgar word version as per EDGAR Filer Manual (Volume II), Exhibit B-1 and Exhibit B-2 as per your request . 6.1 B-1 is the Master Licensing Agreement and 6.1B-2 is the Patents Information.

Patents

Country	Application No.	Title	Application Date	Status
Canada	2850116	Oral Apparatus for Optimizing user Performance	17th of September, 2012	Pending
United States	14/347,250	Oral Apparatus for Optimizing user Performance	17th of September, 2012	Pending

Trademarks

Country	Trademark	Number	Owner	Status
United States	Laboraide	86910732	LABORAIDE & Design in class 10	Published for oppositions
United States	Laboraide	4185114	LABORAIDE	Registered

Exhibit 12.1

14.	Because of the language in the opinion that the shares “When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement” “will be validly issued, fully paid and non-assessable” it appears only the shares being offered by the company are being opined upon. Please revise the legal opinion so that it recognizes that shares being resold by the selling securityholders are already outstanding and fully paid. The opinion should state that the shares “are” and not “will be” legally issued, fully paid and non-assessable.

RESPONSE: Please note that the opinion of counsel has been modified to reflect those comments.

Assuming that the Staff find all responses satisfactory and clear, and for the purposes of expediency the undersigned Registrant hereby requests that the effective date for the Offering Statement referred to above be accelerated so that the Offering Statement will become qualified at 12:00 p.m. Eastern Time on January 30, 2017 or as soon as practicable thereafter. Unless additional comments and information is required and cannot be resolved promptly with minor clarifications.

We acknowledge that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your review, we have included both a clean and marked draft of the Amendment No. 1 to the Form 1-A. Please direct any questions or comments concerning Amendment No. 1 or this response to Sunny J. Barkats, Esq at (646) 502-7007, or to Benjamin Rael-Brook the undersigned at (919) 405-1539.

By:	/s/ Benjamin Rael-Brook
Benjamin Rael-Brook, CEO

cc: JS Barkats, PLLC